Gmail [redacted]

Investor outreach templates- EMAILS

2 messages

[redacted]

Thu, Jul 24, 2025 at 8:39 AM

[redacted],

Here are the templates we've used in all email outreach by type, Note- all emails included the legal disclaimer below.

SHORT- FOR LEAD INVESTOR REQUEST

Tripmix is building the first social travel marketplace – powered by AI and creators – so anyone can turn their travel expertise into a business.

We are blending social commerce with travel content creation – building an economic engine and a supportive community for travel creators and independent travel brands.

We are currently raising via a crowdfunding round and looking for the right lead investor to join us at this inflection point. I'd love to share more if this aligns with your focus in the creator economy.

TRACTION DRIVEN

I'm the founder of **Tripmix** – *Shopify for travel creators* – a social travel marketplace that blends AI with the human side of travel: creators, tour operators, and local voices.

We've gained traction on **both sides of the marketplace.** Our carefully selected cohort of ~20 travel creators and independent tour operators are actively collaborating and selling — not just digital travel content like trips and guides, but also hosted IRL trips. One operator recently went from listing to first booking in under 30 days.

We're currently raising a **$200K round via crowdfunding on Wefunder**, with early backers including a top podcast founder, a VC CFO with deep roots in Bhutan's travel sector, Google Cloud and TripAdvisor execs, and an Oscar-nominated Disney producer.

Given your typical check size, we'd be happy to **structure this off-platform** if that's of interest.

Would love to share more if this feels like a fit for Weekend Fund. Happy to send our Wefunder campaign link or hop on a quick call.

INVESTOR INTRO REQUEST

Tripmix is an AI-powered, social-first marketplace where anyone can create and sell hosted IRL trips, digital guides, or co-branded experiences directly to their audience — all through a beautifully branded shop link that turns content into shoppable experiences.

Rajiv and his founding team, based in San Francisco and Barcelona, have just started monetizing and are seeing strong early traction. They're currently raising and looking for a lead investor — either on or off the Wefunder platform.

INVESTOR INTRO REQUEST- LONG

Wanted to intro you to a company I've invested in and am actively advising: **Tripmix**. It's an AI-powered social travel marketplace built by international team of repeat founders that *live and breathe travel*.

Here's a quick snapshot:

- **Tripmix is like Shopify for travel creators & indie experience providers** — a platform to create and sell everything from hosted group trips to digital travel guides.
- It's a **social-first marketplace** that blends **AI-powered trip creation** with the human side of travel: creators, tour operators, and local voices.
- At the core is an **all-in-one creator shop**, blending **social commerce with travel content creation** — the foundation for a new economic engine powering creators, operators, and modern travel brands.

What's working so far:

- Onboarded 15 creators + 2 tour operators; live bookings happening in under 30 days
- Exclusive brand perks with a both global and local hospitality brands to drive creator collabs
- International team of travel creators, product designers, and app builders — led by repeat founders with successful exits

Why now:

- Creators and social commerce ($1.2T) are reshaping consumer purchasing - travel is next
- Tripmix unlocks monetization for creators *and* new distribution for operators — nobody's doing both well

We also opened up early access to our Wefunder campaign — not just to raise, but to invite our travel creator and operator community to take part in what we're building together. You can check it out here: **wefunder.com/tripmix**.

LEGAL DISCLAIMER

Legal Disclaimer: Tripmix is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

--

TRIPMIX
Jon Bloodworth
(505) 577-2555

[redacted] Thu, Jul 24, 2025 at 8:48 AM

Supplement-

IMO, we should only be including email and DM templates which EXPLICITLY reference either the raise or Wefunder.

TRIPMIX [redacted]

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